                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                                  Langer, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    515707107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Langer Partners, LLC
                             Kanders & Company, Inc.
                                Warren B. Kanders
                               Two Soundview Drive
                               Greenwich, CT 06830
                                 (203) 552-9600
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  515707107                                       Page  2  of  9  Pages
                                                                ---    ---

--------------------------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
         Langer Partners, LLC       06-160-4198
--------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |X|
                                                                                                                (b) |_|
--------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         WC
--------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                    |_|
         n/a
--------------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6     Delaware
--------------------------------------------------------------------------------------------------------------------------
       NUMBER OF         SOLE VOTING POWER
         SHARES      7
      BENEFICIALLY        0
        OWNED BY     ------------------------------------------------------------------------------------------------------
          EACH           SHARED VOTING POWER
       REPORTING     8
         PERSON          1,825,189*
          WITH       ------------------------------------------------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
                     9
                         0
                     ------------------------------------------------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                     10
                         1,825,189*
--------------------------------------------------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         1,825,189
--------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     |_|
         n/a
--------------------------------------------------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
         40.3%
--------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------------------------------------------------

* Warren B. Kanders is the sole voting member and sole manager of Langer Partners, LLC.

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.  515707107                                       Page  3  of  9  Pages
                                                                ---    ---

------------------------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
         Kanders & Company, Inc.
------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |X|
                                                                                                                (b) |_|
------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         N/A
------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                    |_|
         n/a
------------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION

   6
         Delaware
------------------------------------------------------------------------------------------------------------------------
       NUMBER OF                 SOLE VOTING POWER
         SHARES             7
      BENEFICIALLY               0
        OWNED BY            --------------------------------------------------------------------------------------------
          EACH                   SHARED VOTING POWER
       REPORTING            8
         PERSON                  100,000*
          WITH              --------------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                            9
                                 0
                            --------------------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                            10
                                 100,000*
------------------------------------------------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         100,000
------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     |_|
         n/a
------------------------------------------------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
         2.3%
------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
------------------------------------------------------------------------------------------------------------------------

* Warren B. Kanders is the sole shareholder of Kanders & Company, Inc.

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 515707107                                        Page  4  of  9  Pages
                                                                ---    ---

-------------------------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
         Warren B. Kanders          ###-##-####
------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |X|
                                                                                                                (b) |_|
------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         N/A
------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    |_|

         n/a
------------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
         United States of America
------------------------------------------------------------------------------------------------------------------------
       NUMBER OF                 SOLE VOTING POWER
         SHARES             7
      BENEFICIALLY               0
        OWNED BY            --------------------------------------------------------------------------------------------
          EACH                   SHARED VOTING POWER
       REPORTING            8
         PERSON                  1,925,189
          WITH              --------------------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                            9
                                 0
                            --------------------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                            10
                                 1,925,189
------------------------------------------------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         1,925,189
------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     |_|
         n/a
------------------------------------------------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
         41.5%
------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Schedule 13D filed February 23, 2001 (the "Schedule 13D") by Langer Partners, LLC in connection with the shares of common stock, par value $.02 per share, of Langer, Inc., a New York corporation, as amended by Amendment No. 1 to the Schedule 13D, is hereby further amended by this Amendment No. 2 to the
Schedule 13D.

         Information contained in this Statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.           Security and Issuer.
------            -------------------

         (i)      Name and Issuer: Langer, Inc. (hereinafter referred to as the "Company" or "Issuer").
                  ---------------

         (ii)     Address of the Principal Executive Offices of Issuer: 450 Commack Road, Deer Park,
                  ----------------------------------------------------
                  NY 11729

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.02 par value per share (the "Common
                  Stock").

Item 2.           Identity and Background.
------            -----------------------

         (a)-(c) Kanders & Company, Inc. is a Delaware corporation ("Kanders & Co.") established as an investment vehicle and as a financial consultant. Langer Partners, LLC is a private investment limited liability company organized under the laws of Delaware ("Langer LLC"). Warren B. Kanders's principal employment is as a private investor and as the sole shareholder and sole director of Kanders & Co. and the sole voting member and sole manager of Langer LLC. The principal business address and principal office of each of Kanders & Co., Langer LLC, and Warren B. Kanders (collectively, the "Reporting Persons") is Two Soundview Drive, Greenwich, CT 06830.

         (d)(e) During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Warren B. Kanders is a citizen of the United States of America. Kanders & Co. is a corporation organized under the laws of Delaware. Langer LLC is a limited liability company incorporated under the laws of Delaware.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

         Langer LLC acquired 4% convertible subordinated notes, due August 31 2006, of the Issuer (the "Notes") in the aggregate principal amount of $2,000,000. The Notes are immediately convertible, at a conversion of price of $6 per share, into 333,333 shares of Common Stock (the "Shares"). The source of funds used to acquire the Notes was working capital of Langer LLC. None of such funds were derived from borrowed money.

Item 4.           Purpose of Transaction.
------            ----------------------

         The Notes, and the Shares into which they are convertible, were acquired by the Reporting Persons for investment purposes only. The Reporting Persons' primary interest is to maximize the value of their investment in the Issuer. To this end, the Reporting Persons intend continually to review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional shares of Common Stock, or alternatively, may involve the sale of all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers. Each Reporting Person may at any time and from time to time acquire additional shares of Common Stock or options or warrants to purchase shares of Common Stock.

         None of the Reporting Persons has any current plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

         (j)  Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

         (a) Kanders & Co. beneficially owns options to purchase 100,000 shares of Common Stock (the "Kanders Options"), which constitute approximately 2.3% of the Issuer's outstanding shares of Common Stock.

                  Langer LLC beneficially owns (i) 1,491,856 shares of Common Stock and (ii) Notes which are convertible into 333,333 shares of Common Stock, which constitute approximately 40.3% of the Issuer's outstanding shares of Common Stock.

                  Warren B. Kanders, the sole shareholder and sole director of Kanders & Co. and the sole voting member and manager of Langer LLC, may be considered the beneficial owner of (i) the Kanders Options to purchase 100,000 shares of Common Stock, as to which Mr. Kanders disclaims beneficial ownership, (ii) 1,491,856 shares of Common Stock, as to which Mr. Kanders disclaims beneficial ownership, and (iii) Notes which are convertible into 333,333 shares of Common Stock, as to which Mr. Kanders disclaims beneficial ownership, representing in the aggregate 41.5% of the Issuer's outstanding shares of Common Stock.

                  Each of the above calculations is based upon an aggregate of 4,200,922 shares of Common Stock outstanding at November 2, 2001, plus, in the case of Langer LLC, 333,333 Shares issuable upon conversion of the Notes, in the case of Kanders & Co., 100,000 Shares issuable upon conversion of the Kanders Options, and in the case of Warren B. Kanders, 333,333 Shares issuable upon conversion of the Notes and 100,000 Shares issuable upon conversion of the Kanders Options,

         (b) Kanders & Co. may be deemed to share the power to vote and dispose of the Kanders Options with Warren B. Kanders, its sole shareholder. Langer LLC may be deemed to share the power to vote and dispose of the 1,491,856 shares of Common Stock and the Notes which are convertible into 333,333 shares of Common Stock with Warren B. Kanders, its sole voting member and sole manager. Warren B. Kanders, as the sole shareholder and sole director of Kanders & Co. and the sole voting member of Langer LLC, may be deemed to share the power to vote and dispose of the Kanders Options, the shares of Common Stock, and the Notes held by Kanders & Co. and Langer LLC.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  respect to Securities of the Issuer.
                  ------------------------------------

         On October 31, 2001, Langer LLC entered into an agreement with Oracle Management, Inc. ("Oracle"), pursuant to which Langer LLC agreed not to, without the prior written consent of Oracle, sell, assign, pledge, or otherwise transfer any shares of Common Stock owned by Langer LLC until such time as Oracle sells or otherwise transfers one-third or more of the Notes acquired by it, or shares of Common Stock received upon conversion of the Notes. If Oracle transfers less than one- third of its interest in the Notes acquired by it or the shares of Common Stock it may receive upon conversion of such Notes, Langer LLC will be permitted to transfer a pro-rata percentage of the Common Stock owned by it. Langer LLC further agreed to vote all shares of Common Stock owned by it in favor of so many nominees of Oracle to the Issuer's board of directors as is equal on a percentage basis to the aggregate percentage ownership of Oracle in the Issuer.

         The Notes were acquired pursuant to a Convertible Subordinated Note Purchase Agreement dated as of October 31, 2001 (the "Purchase Agreement") between the Issuer and the purchasers of the Notes including Langer LLC. The Purchase Agreements grants Langer LLC and the other purchasers under the notes demand and piggyback registration rights pursuant to which the Issuer has agreed to file a registration statement under the Securities Act of 1933 registering the resale of the Issuer's common stock issuable upon conversion of the Notes.

Item 7.           Material to Be Filed as Exhibits
------            --------------------------------

         1. Letter Agreement, dated October 31, 2001, between Langer Partners, LLC and Oracle Management, Inc.

         2.       Form of Convertible Subordinated Note Purchase Agreement

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2001



                            LANGER PARTNERS, LLC

                            By:       /s/Warren B. Kanders
                                      --------------------
                                      Name:    Warren B. Kanders
                                      Title:   Sole Voting Member
                                               and Manager


                            KANDERS & COMPANY, INC.

                            By:       /s/Warren B. Kanders
                                      --------------------
                                      Name:    Warren B. Kanders
                                      Title:   President



                                      /s/Warren B. Kanders
                                      --------------------
                                      Warren B. Kanders